Exhibit 99.1
CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
January 26, 2011
BASIS OF PRESENTATION
This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the consolidated financial statements and the notes thereto for the three months ended December 31, 2010 and 2009, and with the fiscal 2010 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Our reconciliation of results reported in accordance with GAAP to U.S. GAAP can be found in Note 13 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
The following are the three primary objectives of this MD&A:
•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:
Corporate Overview — includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the quarter;
Financial Review — discusses year-over-year changes to operating results for the quarters ended December 31, 2010 and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;
Liquidity and Capital Resources — discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources; and
Critical Accounting Estimates, Future Accounting Changes, and Risks and Uncertainties — explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

CGI GROUP INC.	1

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
MATERIALITY OF DISCLOSURES
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.
FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.
NON-GAAP MEASURES
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:
1.	Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other income, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.
Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.
A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 15. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 8 and 9. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 20 and 21.

CGI GROUP INC.	2

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
CHANGE IN REPORTING SEGMENTS
As a result of an organizational adjustment, CGI’s operations are now being managed through four operating segments as compared to three in the prior year and represent our reporting segments beginning with the first quarter of fiscal 2011. This MD&A reflects the current segmentation and therefore, restates the segmented results of the first quarter in fiscal 2010. For more details on how our operations are managed, please refer to page 5 and to note 10 of the consolidated financial statements.
Furthermore, in the adjusted EBIT section, the corporate segment is no longer identified and is completely allocated to the other four segments. Prior period results have been restated to reflect this change.
Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Table of Contents

CORPORATE OVERVIEW	5

About CGI	5
Vision and Strategy	6
Competitive Environment	6

Q1 2011 HIGHLIGHTS	6

SHARE REPURCHASE PROGRAM	7

OVERVIEW OF Q1 2011	8

Key Performance Measures	8
Selected Quarterly Information	9
Financial Review	10
Bookings and Book-to-Bill Ratio	10
Foreign Exchange	10
Revenue Distribution	11
Client Concentration	11
Revenue Variation and Revenue by Segment	12
Operating Expenses	13
Adjusted EBIT by Segment	14
Earnings before Income Taxes	15
Net Earnings	16

LIQUIDITY	17

Cash Provided by Operating Activities	18
Cash Used in Investing Activities	18
Cash Used in Financing Activities	18
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	19

CAPITAL RESOURCES	19

FINANCIAL INSTRUMENTS AND HEDGES	19

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	20

OFF-BALANCE SHEET FINANCING AND GUARANTEES	21

CAPABILITY TO DELIVER RESULTS	22

RELATED PARTY TRANSACTIONS	22

JOINT VENTURE: SUPPLEMENTARY INFORMATION	23

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	23

CHANGES IN ACCOUNTING POLICIES	23

CRITICAL ACCOUNTING ESTIMATES	24

INTERNATIONAL FINANCIAL REPORTING STANDARDS	26

RISKS AND UNCERTAINTIES	32

Risks Related to the Market	32
Risks Related to our Industry	32
Risks Related to our Business	34

INTEGRITY OF DISCLOSURE	37

LEGAL PROCEEDINGS	38

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
CORPORATE OVERVIEW
About CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible, cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:
•	Consulting — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•	Management of IT and business functions (“outsourcing”) — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.
CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.
Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of our revenue was generated by business units having successfully obtained certification.
Our operations are managed in four operating segments (“reporting segments” or “segments”) based on our delivery model incorporating domestic activities as well as services from utilizing our centres of excellence. The Global Infrastructure Services (“GIS”) segment incorporates all services we provide to our clients for their technology infrastructure management. This segment incorporates results from these services world-wide. The other segments incorporate all other services provided to our clients based on our geographic delivery model: Canada, U.S. and India (“U.S.”) and Europe and Asia Pacific (“Europe”). In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support as well as business process services.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Vision and Strategy
Our strategy is based on long-term fundamentals and has not changed since September 30, 2010. Please refer to our 2010 Annual Report or visit www.cgi.com for further details.
Competitive Environment
There have been no significant changes to the description outlined in our 2010 Annual Report.
Q1 2011 HIGHLIGHTS
For our first quarter of fiscal 2011, CGI continued to see improvement in its revenue as clients are slowly regaining confidence in the economy and are reinvesting in their IT initiatives. Our results also incorporate a full quarter of the integrated operations of Stanley Inc. (“Stanley”), a company acquired on August 17, 2010. Our earnings margins also improved significantly over the same quarter a year ago due mainly to productivity and other initiatives put in place and a number of non recurring items that favourably impacted this quarter. Highlights for the quarter are:
•	Bookings of $1.2 billion;

•	Book-to-bill ratio of 106%;

•	Constant currency growth of 25.9%;

•	Adjusted EBIT margin of 14.1%;

•	Basic and diluted EPS grew by 23.7% and 21.6% respectively;

•	Return on equity reached 17.2%;

•	Return on invest capital of 15.7%;

•	Repurchased 5.0 million Class A subordinate shares of the Company.
Capital Stock and Options Outstanding (as at January 20, 2011)
234,744,389 Class A subordinate shares
33,608,159 Class B shares
28,182,047 options to purchase Class A subordinate shares
Q1 2011 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote — GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	15.27
High:	17.57
Low:	15.27
Close:	17.20
Canadian average daily trading volumes:	1,269,645

NYSE	(US$)
Open:	15.03
High:	17.59
Low:	14.88
Close:	17.26
U.S. average daily trading volumes:	219,153
Includes the average daily volumes of both the TSX and Alternative Trading Systems.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Stock Performance
CGI Stock Prices (TSX) for the Last 12 Months
SHARE REPURCHASE PROGRAM
On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.
During the first quarter of 2011, the Company repurchased 4,975,500 of its Class A subordinate shares for $81.0 million at an average price of $16.28 under the current NCIB.
From February 9, 2010 to January 20, 2011, under the terms of the current NCIB, the Company repurchased 23,143,040 of its Class A subordinate shares for $360.0 million at an average price of $15.55. This represents 92.0% of the total allowable buyback.
On January 26, 2011, the Company’s Board of Directors authorized the renewal of the NCIB and the purchase of up to 10%, or approximately 23.0 million of the public float of the Company’s Class A subordinate shares over the next 12 months, subject to regulatory approval.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
OVERVIEW OF Q1 2011
Key Performance Measures
We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	•	Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 2). Management believes this best reflects the profitability of our operations.

	•	Diluted earnings per share attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•	Cash provided by operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

	•	Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	•	Constant currency growth — is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

	•	Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

	•	Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•	Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	•	Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

	•	Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Selected Quarterly Information

As at and for the three months ended	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
(in thousands of dollars unless otherwise noted)	2010	2010	2010	2010	2009	2009	2009	2009

Growth
Backlog[1] (in millions of dollars)	13,090	13,320	11,358	11,420	11,410	10,893	11,772	12,019
Bookings (in millions of dollars)	1,191	1,083	838	1,131	1,591	549	1,059	1,676
Book-to-bill ratio	106%	108%	93%	124%	174%	59%	111%	177%
Revenue	1,120,688	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319
Year-over-year growth	22.7%	8.7%	-5.1%	-4.0%	-8.7%	-0.3%	0.0%	1.9%
Constant currency growth[2]	25.9%	13.8%	0.7%	3.5%	-3.7%	-1.4%	-4.5%	-5.6%
Profitability
Adjusted EBIT[3]	158,549	139,801	128,702	123,963	119,436	126,128	113,135	107,250
Adjusted EBIT margin	14.1%	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%
Earnings from continuing operations	126,574	84,076	85,880	81,591	111,219	82,640	76,678	76,590
Earnings from continuing operations margin	11.3%	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.1%
Net earnings	126,574	84,076	85,880	81,591	111,219	82,640	76,678	77,813
Net earnings margin	11.3%	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.2%
Basic EPS (in dollars) [4]	0.47	0.31	0.30	0.28	0.38	0.27	0.25	0.25
Diluted EPS (in dollars) [4]	0.45	0.30	0.30	0.28	0.37	0.27	0.25	0.25
Liquidity
Cash provided by continuing operating activities	95,210	158,473	102,750	125,016	166,128	192,450	170,894	187,299
Days sales outstanding[5]	42	47	36	35	30	39	41	42
Capital structure
Net debt to capitalization ratio[6]	30.6%	30.6%	0.2%	n/a	n/a	n/a	0.6%	4.0%
Return on equity[7]	17.2%	16.4%	16.1%	15.5%	15.2%	14.2%	14.3%	15.1%
Return on invested capital[8]	15.7%	16.3%	16.9%	16.0%	15.4%	14.0%	13.8%	14.1%
Balance sheet
Cash & cash equivalents and short-term investments	91,962	141,020	406,475	419,110	346,445	343,427	271,974	186,427
Total assets	4,536,492	4,607,191	3,813,138	3,872,980	3,785,231	3,899,910	3,988,216	3,938,735
Long-term financial liabilities[9]	1,009,691	1,071,948	324,236	305,409	290,625	302,741	319,647	345,904

[1]	Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 12 for details.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 15.

[4]	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.

[5]	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.

[6]	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. During certain quarters, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

[7]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity attributable to shareholders of CGI.

[8]	The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

[9]	Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Financial Review
Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 106% for the quarter. Of the $1.2 billion in bookings signed during the quarter, 53% came from new business, while 47% came from extensions and renewals.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 51% and 36% of total bookings, respectively. From a geographical perspective, the U.S. accounted for 60% of total bookings, followed by Canada at 35% and Europe at 5%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
Foreign Exchange
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.
Closing foreign exchange rates

	Dec. 31,	Dec. 31,		Sep. 30,
As at	2010	2009	Change	2010	Change

U.S. dollar	0.9946	1.0466	-5.0%	1.0298	-3.4%
Euro	1.3319	1.5000	-11.2%	1.4006	-4.9%
Indian rupee	0.0222	0.0226	-1.8%	0.0231	-3.9%
British pound	1.5513	1.6918	-8.3%	1.6198	-4.2%
Average foreign exchange rates

	Dec. 31,	Dec. 31,
For the three months ended	2010	2009	Change

U.S. dollar	1.0128	1.0562	-4.1%
Euro	1.3760	1.5600	-11.8%
Indian rupee	0.0226	0.0227	-0.4%
British pound	1.6009	1.7261	-7.3%

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Revenue Distribution
The following charts provide additional information regarding our revenue mix for the quarter:

By Contract Types	By Geography*	By Vertical Market

A. Management of IT and business functions (outsourcing)	A. Canada 47% B. U.S. 47%	A. Government and healthcare 46% B. Financial services 28%
i) IT services 51%	C. Europe 6%	C. Telecommunications and utilities 13%
ii) Business process services 16%		D. Retail and distribution 9%
B. Systems integration and consulting 33%		E. Manufacturing 4%

*	Based on client’s domicile
Client Concentration
Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal government and its various agencies represented 28.4% of revenue for the first quarter of fiscal 2011 as compared to 10.2% in the same period of fiscal 2010.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q1 2011 and Q1 2010 periods. The Q1 2010 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

For the three months ended December 31
(in thousands of dollars except for percentage)	2010	2009	Change

Total CGI Revenue	1,120,688	913,006	22.7%
Variation prior to foreign currency impact	25.9%	-3.7%
Foreign currency impact	-3.2%	-5.0%
Variation over previous period	22.7%	-8.7%

Global Infrastructure Services
Revenue prior to foreign currency impact	222,043	223,308	-0.6%
Foreign currency impact	(1,425)
Global Infrastructure Services revenue	220,618	223,308	-1.2%

Canada
Revenue prior to foreign currency impact	339,247	337,517	0.5%
Foreign currency impact	(642)
Canada revenue	338,605	337,517	0.3%

U.S.
Revenue prior to foreign currency impact	528,793	298,588	77.1%
Foreign currency impact	(21,390)
U.S. revenue	507,403	298,588	69.9%

Europe
Revenue prior to foreign currency impact	59,990	53,593	11.9%
Foreign currency impact	(5,928)
Europe revenue	54,062	53,593	0.9%
We ended our first quarter of fiscal 2011 with revenue of $1,120.7 million, an increase of $207.7 million or 22.7% over the same period a year ago. On a constant currency basis, our revenue grew by 25.9% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $29.4 million or 3.2%. The increase in revenue was predominately from our U.S. segment which incorporated our first full quarter of revenue from our Stanley acquisition. We continue to remain optimistic in North America as clients have slowly started investing in IT services again. On a constant currency basis, our government & healthcare vertical market grew the most over the year at 73.0% followed by our financial services vertical at 3.4%.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Global Infrastructure Services
Revenue for GIS was $220.6 million in our first quarter compared to $223.3 million in the prior year representing a decrease of $2.7 million or 1.2%. On a constant currency basis, revenue decreased by $1.3 million or 0.6%. The decline was felt predominantly in the retail & distribution vertical market where clients curtailed the volume of their IT projects. This was offset partially by growth in all other verticals within this segment.
Canada
Revenue in Canada reached $338.6 million in the first quarter of fiscal 2011, an increase of $1.1 million or 0.3% over the same period of fiscal 2010. The revenue from our verticals in this segment was not materially different between the years.
U.S.
U.S. revenue was $507.4 million in the quarter, an increase of $208.8 million or 69.9% over the first quarter of fiscal 2010. On a constant currency basis, revenue in this segment rose by $230.2 million or 77.1%. Revenue in the quarter incorporates the results from our Stanley acquisition which was finalized midway through the last quarter of fiscal 2010. Consequently, this segment showed significant growth in the government & healthcare vertical market when compared to the prior year. In addition, we had a $10.2 million license sale following the reorganization and divestment of some operations by one of our clients.
Europe
Revenue for the first quarter of fiscal 2011 was $54.1 million compared to $53.6 million in fiscal 2010, an increase of $0.5 million or 0.9%. On a constant currency basis, foreign exchange negatively impacted revenue by $5.9 million which is due mostly to the devaluation of the euro and the British pound sterling. Before foreign currency impacts, revenue increased by $6.4 million or 11.9%, mainly due to growth from a new client in the telecommunications vertical.
Operating Expenses

For the three months ended December 31		% of		% of
(in thousands of dollars except for percentage)	2010	Revenue	2009	Revenue

Costs of services, selling and administrative	911,610	81.3%	750,385	82.2%

Foreign exchange loss (gain)	309	0.0%	(1,121)	-0.1%

Total amortization	50,220	4.5%	44,306	4.9%
Capital assets	18,816	1.7%	17,181	1.9%
Contract costs related to transition costs	5,970	0.5%	4,903	0.5%
Other intangible assets	25,434	2.3%	22,222	2.4%
Costs of Services, Selling and Administrative
When compared to the first quarter of fiscal 2010, costs of services, selling and administrative expenses increased by $161.2 million due mainly to the costs of operating the recently acquired business of Stanley. Variations in foreign currencies favourably impacted costs by $26.0 million helping to offset the $29.4 million unfavourable impact noted in our revenue section. Our costs as a percentage of revenue decreased from 82.2% in the first quarter of fiscal 2010 to 81.3% in this quarter reflecting our continued focus on improving productivity. In addition, included in this quarter are the favourable impacts of the license sale referenced above and a settlement of a bad debt. Our selling and administrative expenses as a percentage of revenue also continue to decline as we continue to rationalize our facilities and related expenses.

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Foreign Exchange Loss (Gain)
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.
Amortization
Total amortization for the first quarter of fiscal 2011 was $50.2 million, an increase of $5.9 million compared to $44.3 million in the first quarter of fiscal 2010. This increase includes a favourable foreign exchange impact of $1.0 million. Despite an increase of $5.9 million year-over-year, the amortization expense as a percentage of revenue remained relatively stable across all types of assets.
The amortization of capital assets was $18.8 million for the quarter just ended, representing an increase of $1.6 million over the same period of the prior year. The majority of the increase was attributable to the full impact of amortization associated with computer equipment acquired over the last year to support our new contracts and to upgrade our data center infrastructure.
For the first quarter of fiscal 2011, the amortization of contract costs increased by $1.1 million over the comparable period of last year. This increase can be primarily explained by the incremental amortization associated to the full impact of contracts awarded to us during the last twelve months.
The amortization of intangible assets increased by $3.2 million over the last twelve months, primarily due to new client relationships relating to the Stanley acquisition that was closed in the fourth quarter of fiscal 2010. Amortization was also higher for software licenses purchased in the past to support our growth and was partially offset by certain client relationships being fully amortized over the last year.
Adjusted EBIT by Segment

For the three months ended December 31
(in thousands of dollars except for percentage)	2010	2009	Change

Global Infrastructure Services	29,837	25,060	19.1%
As a percentage of GIS revenue	13.5%	11.2%

Canada	71,346	58,864	21.2%
As a percentage of Canada revenue	21.1%	17.4%

U.S.	55,714	35,023	59.1%
As a percentage of U.S. revenue	11.0%	11.7%

Europe	1,652	489	237.8%
As a percentage of Europe revenue	3.1%	0.9%

Adjusted EBIT	158,549	119,436	32.7%
Adjusted EBIT margin	14.1%	13.1%
Global Infrastructure Services
Adjusted EBIT in GIS increased by $4.8 million or 19.1% over the same period of fiscal 2010. As a percentage of revenue, the margin also increased from 11.2% to 13.5%. The increase in margin for this segment is due predominantly to improvements and investments made over the last few quarters within our data centre operations to improve productivity. With the technology infrastructure operations now consolidated under common leadership, we continue to investigate opportunities to improve the margin in this segment.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Canada
Adjusted EBIT in Canada for our first quarter was $71.3 million representing a $12.5 million or 21.2% increase over the prior year’s period. As a percentage of revenue, the margin also increased from 17.4% to 21.1%. The increase in margin for Canada is due to improved productivity with many of our business units and the incremental margin from new contracts won over the past year. In addition, we collected $6.5 million of bad debt which also favourably impacted our margin this quarter.
U.S.
U.S. adjusted EBIT increased by $20.7 million or 59.1% when compared to the first quarter of fiscal 2010. On a constant currency basis, the adjusted EBIT grew by $23.2 million or 66.2% primarily as a result of the acquisition of Stanley. In addition, the quarter was favourably impacted by the license sale referenced above. As expected, the contracts acquired via the Stanley acquisition contributed to the margin for the U.S. segment declining from 11.7% to 11.0% when compared to the first quarter of fiscal 2010. With the integration of Stanley essentially complete, we continue to work on opportunities to improve the margin of the U.S. operations.
Europe
Our Europe adjusted EBIT for the first quarter increased $1.2 million compared to the same quarter a year ago. On a constant currency basis, the adjusted EBIT grew by $1.5 million. As a percentage of revenue, our margin increased from 0.9% in the first quarter of fiscal 2010 to 3.1% this year. The improvement in margin is primarily due to the lower restructuring costs incurred this quarter as compared to last year. Costs of $3.0 million were incurred in the prior year’s quarter as compared to $0.3 million in this quarter. In addition, there was an increase in business development activities pertaining to a new client from our France operations.
Earnings before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with Canadian GAAP.

For the three months ended December 31		% of		% of
(in thousands of dollars except for percentage)	2010	Revenue	2009	Revenue

Adjusted EBIT	158,549	14.1%	119,436	13.1%
Acquisition-related and integration costs	2,185	0.2%	—	0.0%
Interest on long-term debt	5,824	0.5%	3,729	0.4%
Interest income	(595)	-0.1%	(371)	0.0%
Other income	(1,230)	-0.1%	(528)	-0.1%
Earnings before income taxes	152,365	13.6%	116,606	12.8%
Acquisition-Related and Integration Costs
The $2.2 million in expenses for the first quarter of 2011 pertained to the acquisition of Stanley in fiscal 2010. The expenses included costs to integrate the operations and to realize synergies.
Interest on Long-Term Debt
The year-over-year increase in interest expense is mainly due to the debt used to finance the recent acquisition of Stanley and the incremental interest expense associated with higher volumes of capital leases.
Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, short-term investments, and tax assessments.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Other Income
Other income reflects mainly changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. For the first quarter of fiscal 2011, there was a favourable change of $1.4 million in these investments versus a $0.6 million favourable change in value in the same period of fiscal 2010. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability.
Net Earnings
The following table sets out the information supporting the earnings per share calculations:

For the three months ended December 31			Change
(in thousands of dollars unless otherwise indicated)	2010	2009	2010/2009

Earnings before income taxes	152,365	116,606	30.7%

Income tax expense	25,791	5,387	378.8%
Effective tax rate	16.9%	4.6%

Net earnings	126,574	111,219	13.8%
Margin	11.3%	12.2%

Earnings attributable to shareholders of CGI Group Inc.	126,406	110,852	14.0%
Earnings attributable to non-controlling interest	168	367	-54.2%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	269,903,334	295,477,129	-8.7%
Class A subordinate shares and Class B shares (diluted)	278,457,599	301,953,549	-7.8%

Earnings per share (in dollars) [1]
Basic EPS	0.47	0.38	23.7%
Diluted EPS	0.45	0.37	21.6%

[1]	EPS amounts are attributable to shareholders of CGI.
Income Tax Expense
Income tax expense for the first quarter of fiscal 2011 and 2010 were $25.8 million and $5.4 million, respectively. This equates to an effective income tax rate of 16.9% for the current quarter and 4.6% for the same quarter last year. Included in the two periods are favourable tax adjustments due primarily to the final determinations and expirations of limitation periods. For the first quarter of fiscal 2011, the adjustments were $18.7 million as compared to $30.5 million for the same period a year ago.

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Below is a table showing the year-over-year comparison with the favourable tax adjustments and the impact of acquisition-related and integration costs removed:

For the three months ended December 31			Change
(in thousands of dollars unless otherwise indicated)	2010	2009	2010/2009

Earnings before income taxes	152,365	116,606	30.7%
Add back:
Acquisition-related and integration costs	2,185	—	N/A
Earnings before income taxes prior to adjustments	154,550	116,606	32.5%

Income tax expense	25,791	5,387	378.8%
Add back:
Tax adjustments	18,727	30,532	-38.7%
Tax deduction on acquisition-related and integration costs	648	—	N/A
Income tax expense prior to adjustments	45,166	35,919	25.7%
Effective tax rate prior to adjustments	29.2%	30.8%

Net earnings prior to adjustments	109,384	80,687	35.6%
Margin	9.8%	8.8%

Earnings per share (in dollars)[1]
Basic EPS	0.40	0.27	48.1%
Diluted EPS	0.39	0.27	44.4%

[1]	EPS amounts are attributable to shareholders of CGI and prior to tax adjustments and acquisition-related and integration costs.
We expect our effective tax rate before any significant adjustments to be in the range of 29.0% to 31.5% in subsequent periods.
Earnings Attributable to Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and stood at 32.4% at December 31, 2010 compared to 32.5% at December 31, 2009.
Weighted Average Number of Shares
CGI’s basic and diluted weighted average number of shares for the first quarter of fiscal 2011 decreased versus the same quarter in the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the current quarter, 5.0 million shares were repurchased and 1.6 million options were exercised.
LIQUIDITY
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
As at December 31, 2010, cash and cash equivalents were $80.0 million. The following table provides a summary of the generation and utilization of cash for the three months ended December 31, 2010 and 2009.

For the three months ended December 31			Change
(in thousands of dollars)	2010	2009	2010/2009

Cash provided by operating activities	95,210	166,128	(70,918)
Cash used in investing activities	(33,749)	(35,385)	1,636
Cash used in financing activities	(109,520)	(130,980)	21,460
Effect of foreign exchange rate changes on cash and cash equivalents	232	(5,765)	5,997
Net decrease in cash and cash equivalents	(47,827)	(6,002)	(41,825)
Cash Provided by Operating Activities
Cash provided by operating activities was $95.2 million in the first quarter of fiscal 2011, representing 8.5% of revenue. This is compared to $166.1 million or 18.2% of revenue in the same quarter of the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. The decrease is primarily due to the net change between the periods on our DSO representing approximately $110.0 million. Our DSO currently stands at 42 days and is within our target range of 45 days or less. In addition, higher tax payments to Canada also contributed to the decrease year-over-year offset somewhat by an increase in earnings and other favourable working capital inflows.
Cash Used in Investing Activities
Cash used in investing activities decreased by $1.6 million to $33.7 million in the first quarter of fiscal 2011, as compared to $35.4 million used in the same quarter a year ago.
Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. During the quarter ended December 31, 2010, the Company received $0.7 million as certain short-term investments came to term, while $9.0 million was invested in the same quarter of last year.
Cash used for the purchase of capital assets amounted to $16.8 million during the quarter, an increase of $8.6 million over the $8.2 million invested the same period of the previous fiscal year. The increase was mainly due to a higher investment in leasehold improvements, furniture and office equipment predominately for certain offices in the U.S. and India.
Investments in intangible assets amounted to $17.6 million, representing a slight decrease of $0.5 million from the same quarter in the previous fiscal year. Decreases in software licenses purchased and business solution investments were partially offset by increases in transition costs associated with new contracts.
Cash Used in Financing Activities
During the quarter ended December 31, 2010, we repaid $47.7 million of our long-term debt and credit facilities, while $6.0 million was drawn. This compares to $4.3 million reimbursed in the same quarter of the prior year. The amounts reimbursed relate primarily to the debt taken on in the prior quarter to fund the acquisition of Stanley.
The Company’s cash management strategy is to maintain the flexibility to pay down debt and/or repurchase shares. We used $81.0 million in the current quarter to purchase 5.0 million CGI shares under the NCIB. This is compared to $150.4 million used in the same quarter of fiscal 2010 to purchase 11.4 million CGI shares. Finally, we received $15.8 million from the exercise of stock options in the current quarter, compared to $24.4 million in the same quarter of fiscal 2010.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the quarters ended December 31, 2010 and 2009, we had a $0.2 increase and $5.8 million decrease respectively in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computers and other equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2010, as discussed in the 2010 Annual Report.
In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of December 31, 2010, 32.4% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on December 31, 2010, the consideration would have been approximately $10.4 million.
CAPITAL RESOURCES

		Available at	Outstanding at
(in thousands of dollars)	Total commitment	December 31, 2010	December 31, 2010

	$	$	$
Cash and cash equivalents	—	79,997	—
Short-term investments	—	11,965	—
Unsecured committed revolving facilities [1]	1,500,000	587,452	912,548	[2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	704,414	912,548	[2]

[1]	Excluding any existing credit facility under non-majority owned entities.

[2]	Consists of drawn portion of $897.2 million and Letters of Credit for $15.3 million.
Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2010, cash and cash equivalents and short-term investments were $92.0 million. The amount available under our credit facilities was $587.5 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At December 31, 2010, CGI was in compliance with these covenants.
Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.
Total long-term debt decreased by $62.9 million to $1,091.0 million at December 31, 2010, compared with $1,153.9 million at September 30, 2010. The variation is mainly explained by debt repayments for a total of US$34.0 million and unrealized gain of $37.0 million on foreign exchange translation.
FINANCIAL INSTRUMENTS AND HEDGES
The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
The Company has the following outstanding hedging instruments:
Hedges on net investments in self-sustaining foreign subsidiaries
•	US$886.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.
Cash flow hedges on future revenue
•	US$117.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$68.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$82.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.
Cash flow hedges on Senior U.S. unsecured notes
•	US$107.0 million foreign currency forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three months ended December 31, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.
The Company expects that approximately $7.8 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at December 31, 2010 will be reclassified in net income in the next 12 months.
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at December 31	2010	2009

Net debt to capitalization ratio	30.6%	n/a
Return on equity	17.2%	15.2%
Return on invested capital	15.7%	15.4%
Days sales outstanding	42	30
The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. At December 31, 2010, the Company had a net debt to capitalization ratio of 30.6%. The main cause for the sharp increase in this ratio is the Stanley acquisition, where we drew US$800.0 million against our credit facilities to fund this acquisition.
Return on equity is a measure of the return we are generating for our shareholders. At December 31, 2010, ROE stood at 17.2% compared to 15.2% at the end of December 31, 2009. The main cause of the increase is due to higher earnings in the past four quarters compared to a year ago. Higher earnings mostly resulted from improved profitability in our Canada

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
and GIS segments, increase in new business with our U.S. operations, and the favourable tax adjustments in the current quarter. Part of the increase in ROE is also due to the decrease in shareholders’ equity, which resulted from the repurchase of CGI shares under the NCIB and the decrease in accumulated other comprehensive income.
Return on invested capital was 15.7%, which increased from 15.4% a year ago. Our average invested capital balance increased year over year due to the increase in debt taken primarily for the financing of the Stanley acquisition. However, our average after-tax adjusted EBIT increased at a greater pace due to improved performance of our operations over the prior year and the favourable impacts of tax adjustments over the periods.
DSO increased to 42 days from 30 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations. Our DSO increased due to the addition of the Stanley operations as its main clientele is government entities. Our DSO target is met as we are now below 45 days compared to a DSO of 47 days in the previous quarter.
OFF-BALANCE SHEET FINANCING AND GUARANTEES
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $14.6 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2010, we had committed for a total of $57.1 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2011.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a company built on human capital, our professionals and their knowledge are key to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Excluding the employees who recently joined CGI from Stanley, approximately 88% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.
RELATED PARTY TRANSACTIONS
In the normal course of business, CGI is party to contracts with Innovapost Inc. (“Innovapost”), a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the three months ended December 31
(in ‘000 of dollars)	2010	2009
Revenue	18,877	25,683
Accounts receivable	2,096	11,323
Work in progress	838	2,888
Contract costs	5,586	8,082
Deferred revenue	1,012	5,274

CGI GROUP INC.	22

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
JOINT VENTURE: SUPPLEMENTARY INFORMATION
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the three months ended December 31
(in ‘000 of dollars)	2010	2009
Revenue	24,292	27,709
Net earnings	2,841	1,706
Current assets	32,295	38,716
Non-current assets	2,646	3,704
Current liabilities	11,487	17,045
Non-current liabilities	919	729
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited consolidated financial statements for the quarters ended December 31, 2010 and 2009 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
The disclosures provided in these interim financial statements do not conform in all respects with the requirements of GAAP for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2010. These interim consolidated financials statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2010, except for the new accounting policies adopted effective October 1, 2010.
CHANGES IN ACCOUNTING POLICIES
On October 1, 2010, the Company early adopted the following accounting guidance:
a)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142 (“EIC-142”), “Revenue Arrangements with Multiple Deliverables”. The EIC 175 is equivalent to U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance such as U.S. software revenue recognition guidance. The new guidance changes the requirements for establishing separate deliverables in a multiple-deliverable arrangement and requires the allocation of arrangement consideration to each separately identified deliverable based on the relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC 175 also expands the disclosures required for multiple-deliverable arrangements.

CGI GROUP INC.	23

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
b)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” issued by the Financial Accounting Standards Board (“FASB”) under U.S GAAP which amends Accounting Standards Codification Topic 985-605, “Software — Revenue Recognition”. ASU 2009-14 modifies the scope of the software recognition guidance to exclude the tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows the U.S. guidance.
CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 of the September 30, 2010 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Consolidated statements of earnings
	Consolidated		Costs of services,
	balance		selling and	Amortization/	Income
Areas impacted by estimates	sheets	Revenue	administrative	Impairment	taxes
Purchase accounting	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X [1]	X
Stock-based compensation	X		X
Investment tax credits and government programs	X		X
Impairment of long-lived assets and goodwill	X			X

[1]	Accounts receivable, work in progress and deferred revenue.
Purchase accounting
The Company accounts for its business combinations using the purchase method of accounting. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to tangible and intangible assets assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.
When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows, future income producing capabilities and discount rates. From time to time, the Company may engage third-

CGI GROUP INC.	24

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.
Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.
Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.
Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.
Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises which the Company vacated. The costs of closure of facilities are estimated at the decision date. Key assumptions include the discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments is determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises is determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring programs.
Revenue recognition
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.
Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative selling price or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

CGI GROUP INC.	25

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.
Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.
Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.
Impairment of long-lived assets and goodwill
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our four operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.

CGI GROUP INC.	26

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.
In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases:

Phase	Status	Details
Phase 1 Diagnostic	Completed	• Completed a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption; and
• Assessed these differences and their impact on the financial statements, business processes and/or IT systems in order to determine the scope of the project.
Phase 2 Detailed Impact Assessment	Completed	• Completed a detailed impact assessment of differences between Canadian GAAP and IFRS;
• Documented the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts; and

•     Further assessed impacts on our other key elements such as information technology changes, education and training requirements, impacts on business activities, integrity of internal control over financial reporting and disclosure controls and procedures.

Phase 3 & 4	In progress	• Adjusting or redesigning the appropriate systems and business processes;
Design & Implementation		• Updating and development of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting;
• Preparation of our opening balance sheet and the parallel run of our comparative year financial statements with Canadian GAAP;
• Continuing education and training in areas that will have the most significant impact on our operations;
• Monitoring the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date; and
• Conducting an assurance engagement with our external auditors addressing the opening financial position upon conversion.
We have a dedicated project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

CGI GROUP INC.	27

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We also provided our Board of Directors with a briefing in November 2010.
The Company has completed its assessment of the following standards which are outlined below. Please note that the information to follow is a high level summary only of the impacts. In addition, at this time, we cannot reliably quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures. Such information will be provided as we move towards the changeover date.
IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain exceptions and exemptions are available. We are currently completing the assessment of these exceptions and exemptions and information will be provided as we move towards the changeover date.

Standard	Expected Impact
Property, Plant and Equipment	No material impact other than additional disclosure
We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at transition date and annually thereafter if there are triggering events.

Leases	No material impact other than additional disclosure
Unlike GAAP today, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification issues. In addition, the Company is signing fewer operating leases under current GAAP. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. Any adjustment to our opening balance sheet on transition is being assessed, but is expected to be immaterial. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases as well as all expected payments being recognized on the balance sheet, however, we are not expecting the new standard to be effective before CGI’s changeover date.

Financial Instruments	No material impact
There are certain differences between current GAAP and IFRS standards relating to the definitions and the classification criteria for financial assets and liabilities, but these slight differences do not impact our current classification under current GAAP. Designated hedging relationships qualifying for hedge accounting under current GAAP are also qualifying under IFRS; however, the hedging documentation has been adjusted at the transition date in order to comply with the IFRS requirements upon transition.

Consolidation	No material impact
Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, minority interest is initially recognised at fair value as opposed to carrying value under current GAAP. However, it should not lead to material differences as we just have one non-controlling interest. The impact will be quantified in the current phase. In fiscal 2010, we elected for the early adoption of Sections 1601 and 1602 of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised).

CGI GROUP INC.	28

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010

Standard	Expected Impact
Foreign Exchange	No material impact outside of opening balance sheet on transition
Functional currencies have been reassessed for each entity of CGI and translation concepts have been reviewed with no adjustments expected. IFRS 1 allows a first-time adopter on its day of transition to record its foreign currency translation adjustment (“CTA”) from all its foreign operations to retained earnings and reset the CTA balance to nil. At this time, we have elected to exercise this option.

Provisions	No material impact other than additional disclosure
IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resources will be required to settle the obligation. We are expecting some impact in terms of the discount rate to be used to measure long-term liabilities, but it is not expected to be material to the Company. The Company will need to enhance its disclosure of provisions based on its assessment of classes. Even if the thresholds for the recognition and measurement criteria have been lowered under IFRS, we are not expecting to have a material impact in our financial statements. Any adjustments to our opening balance sheet on transition is being assessed, but is expected to be immaterial.

Business Combinations	No impact
We elected for the early adoption of Section 1582 of the CICA Handbook on October 1, 2009. This standard is similar to the corresponding provisions of IFRS 3 (Revised). IFRS 1 gives the Company the choice to not apply IFRS 3 (Revised) retrospectively at the date of changeover or to apply it at an earlier date of its choosing. CGI has decided to apply IFRS 3 (Revised) as of the date of transition and therefore, no impact is expected.

Intangibles	No material impact
IAS 38 is similar to CICA Handbook Section 3064 which was adopted by the Company during fiscal 2009. There is one difference pertaining to internal labour capitalization rates that is currently being assessed, which may require the Company to increase its value of intangibles upon conversion to IFRS. Any adjustment to our opening balance sheet is being assessed, but is expected to be immaterial.

Impairments	May have an impact—under evaluation
As opposed to current GAAP, impairments are conducted in one step using discount rates that are asset specific. In addition, when profiling future cash flows of an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reduced or eliminated. The assessment of the impact in this area is ongoing.

Employee Benefits	No material impact
CGI maintains a post-employment benefits plan to cover certain former retired employees associated with a business previously divested by the Company. Upon conversion to IFRS, the Company will account for any actuarial gains or losses directly in equity. This amount is expected to be immaterial. Also, due to the immateriality of this plan, we do not expect any significant changes to our disclosure. Under IFRS, termination benefits are recognized when the entity is committed, without realistic possibility of withdrawal, which generally requires a detailed plan and formal communication.

Share-based Payments	No material impact other than additional disclosure
With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP, but reconciles to the graded vesting method for U.S. GAAP purposes. Under IFRS 1, CGI has chosen to not apply IFRS retroactively on transition to vested options and will only retroactively apply IFRS to unvested grant options. As with other sections, we will also expand our disclosure to meet IFRS standards.

CGI GROUP INC.	29

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010

Standard	Expected Impact
Income Taxes	No material impact other than additional disclosure
With respect to income taxes under IAS 12, deferred tax assets or liabilities cannot be recognized on acquisition of net assets that are not business combinations. Upon conversion, CGI will adjust its accounts accordingly and the impact will not have a significant effect on its balance sheet. Processes and procedures will need to be amended to address the additional disclosure requirements under IFRS, especially as it pertains to the continuity schedule for deferred tax assets and liabilities.

Government Grants	No material impact
IAS 20 permits the same accounting treatment as current GAAP. In addition, the Company will not have any additional disclosure requirements.

Borrowing Costs	No material impact
IAS 23 requires the Company to capitalize borrowing costs on certain qualifying assets. CGI is evaluating this impact focusing on any assets that will take more than one year to build or develop. Amounts capitalized will be amortized over the estimated useful life of the corresponding asset, similar to current GAAP. Under IFRS 1, the Company has chosen to apply IAS 23 effective October 1, 2009.

Presentation	Additional disclosure
The presentation section is addressed through individual International Accounting Standards, most of which do not have significant differences from current GAAP. Certainly, as outlined in all sections, there will be additional disclosure required in the notes to the financial statements. In certain cases, there will be a shift of information between the notes and the face of the financial statements.

Under IFRS, it will be mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.

With respect to our reportable segment disclosure under IFRS 8, we do not see any differences from our current presentation.

Joint Ventures	No impact
Currently under IAS 31, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. There is an exposure draft which proposes to only allow for interests under the equity method, however, we are not expecting the new standard to be effective before CGI’s changeover date.

Revenue Recognition	Under evaluation
The revenue recognition guidance under IAS 11 and IAS 18 is generic in nature and is not as specific as many standards effective today. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the impacts upon conversion to IFRS using standards in place today. In all cases, the impact on our opening balance sheet is under evaluation.
Under IFRS, if an arrangement involves the provision of separately identifiable components, the total arrangement value is allocated to each component based on their fair value. This stand-alone selling price method will maximize the use of observable inputs but also permits the use of estimation methods such as third party evidence and best estimate of selling price. The residual method will no longer be an appropriate method. As of transition date, arrangements accounted in accordance with EIC-142 and Accounting Standards Codification (“ASC”) 985-605 “Software Revenue Recognition” require the allocation of the consideration to each deliverable based on their relative fair value (i.e., VSOE (or TPE in the case of multiple elements arrangements accounted under EIC-142)) or the residual method when there is VSOE of all undelivered elements. On transition, any deferred revenue created because VSOE that could not be

CGI GROUP INC.	30

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010

Standard	Expected Impact
supported or any difference in the allocation method will be reversed to retained earnings.
With the Company’s adoption of EIC-175 effective October 1, 2010 (as described in section “Changes in Accounting Policies), applicable to arrangements that include multiple-deliverables that are not accounted for pursuant to ASC 985-605, the Company is in line with current IFRS literature for the IFRS comparative period. Since the new guidance does not apply to software deliverables, the Company is currently assessing the impact in the allocation method for the IFRS comparative period.
Currently, under ASC 985-605, software arrangements for the sale of software licenses with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component, and if the client obtains control of the license.
Revenue from arrangements with extended payment terms could be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria are more restrictive and often revenue needs to be recognized on a cash basis. Fair value of revenue under IFRS will consider the time value of money, and therefore, the revenue will consist of a portion of interest and the fair value of the services or goods.
Under IFRS, an implicit financing transaction exists when the timing of payments differs from the delivery of goods and the rendering of services. In these cases, the Company will consider the effects of the time value of money on the total transaction amount for the financing portion of the arrangement.
Current GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and therefore recognized based on contractual prices within an acceptable threshold based on demonstrated fair values. The working team is currently establishing the appropriate procedures and policies.
Currently, under GAAP, revenue is limited to the amount not contingent to future performance obligations. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.
Recently, a joint exposure draft was issued by the International Accounting Standards Board and the Financial Accounting Standards Board on revenue recognition and was open for comment until October 22, 2010. It is not expected to be the standard when CGI reports its first financial statements under IFRS; however, the working team is currently reviewing this document in relation to decisions recently made in this area.

Key Activities	Expected Changes
Information Technology and Data Systems	No material system impact
To date, the Company did not identify any material system impact as we convert to IFRS. Development and testing of a dual-recordkeeping process is complete and dual-recordkeeping has commenced with the current quarter.

CGI GROUP INC.	31

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010

Key Activities	Expected Changes
Internal Controls over Financial Reporting	No impact expected
The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention will be given to the effectiveness of controls during our transition year.

Disclosure Controls and Procedures	Implementation in progress
During the current phase, the Company will be designing appropriate procedures and controls to ensure additional information can be gathered and reported upon. As communicated earlier, our financial statement note disclosures will be expanded. The working team is also producing a draft of our first set of interim financial statements under IFRS.
Documentation will be amended in all areas including accounting policies and hedging documentation, and processes will be developed for the production and communication of asset or liability specific discount rates for all stakeholders.

Business Processes	Implementation in progress
Over the past few months, training has been targeted to operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.
We are currently assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.
During the current phase, processes will be developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we will be assessing impacts on the Company’s incentive programs.
RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
Risks Related to the Market
Economic risk — The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
Risks Related to our Industry
The competition for contracts — CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more

CGI GROUP INC.	32

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The length of the sales cycle for major outsourcing contracts — As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.
The availability and retention of qualified IT professionals — There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends — The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others — Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts — Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights — Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be

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Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Risks Related to our Business
Business mix variations — The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations — We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Credit risk with respect to accounts receivable — In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk — If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Cost estimation risks — In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.
Risks related to teaming agreements and subcontracts — We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments — Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk — In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates — In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk — We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.

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Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
Government business risk — Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although Canadian GAAP considers a national government and its agencies as a single client, our client base in the government economic sector is in fact diversified with contracts from many different departments and agencies in the U.S. and Canada; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk — Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work — We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Information and infrastructure risks — Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation — CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with acquisitions — A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to

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Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
Risks associated with the integration of new operations — The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Liquidity and funding risks — The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
INTEGRITY OF DISCLOSURE
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.
CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

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Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2010
As reported in our 2010 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2010. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the quarter ended December 31, 2010. Please refer to page 23 of this MD&A for supplementary financial information about Innovapost.
In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excluded the controls, policies and procedures of Stanley which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment which was performed at the fiscal 2010 year-end was limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. The exclusion was due to the short time frame between the consummation date of the acquisition and the date of management’s assessment. The internal controls over financial reporting of Stanley have been included in the Company’s scope and will be evaluated for their effectiveness at the year-end of fiscal 2011.
For the quarter ending December 31, 2010, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.
LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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